United States Securities and Exchange Commission	October 31, 2008
Division of Corporate Finance
Mail Stop 3561
Washington, D.C. 20549

REQUEST FOR ACCELERATION OF EFFECTIVENESS

RE:

Cord Blood America, Inc. (the “Company”)

Registration Statement on Form S-1

Filed September 8, 2008, and Amendments filed October 14, 2008 and October 24, 2008

(the “Registration Statement”)

We hereby request acceleration of the effective date of the Company’s pending Registration Statement to October 31, 2008 or at the Commission’s earliest convenience.

We hereby acknowledge that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions please contact me directly at 310.432.4090.

Sincerely

/s/ MATTHEW SCHISSLER
Matthew Schissler, CEO

501 Santa Monica Bloulevard, Suite 700, Santa Monica, CA 90401

Ph: 310.432.4060; Fax: 310.432.4098